xzeres corporation

9025 sw hillman court, suite 3126

wilsonville, or 97070

August 12, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Kevin L. Vaughn

Re:	Xzeres Corporation Item 4.01 Form 8-K dated July 25, 2014 Filed August 6, 2014 File No. 000-54742

Dear Mr. Vaughn:

I write on behalf of Xzeres Corporation (the “Company”) in response to Staff’s letter of August 8, 2014, by Kevin L. Vaughn, Accounting Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Current Report on Form 8-K, filed August 6, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 8-K

ITEM 4.01

1.	Please amend your Form 8-K and include the entire address of your principal executive offices on the front page of the Form 8-K.

In response to this comment, the Company has updated the address as requested.

We note that your disclosure refers to the interim period through May 31, 2014. Please amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to July 25, 2014, the date of resignation. See Item 304(a)(1)(IV) of Regulation S-K. Include an updated letter from the former accountants addressing the revised disclosures in the amendment.

In response to this comment, the Company has corrected the interim period and has obtained an updated letter from the former accountant addressing the revised disclosures in the amendment.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Frank Greco

Frank Greco

Enclosure (Acknowledgment by the Company)

xzeres corporation

9025 sw hillman court, suite 3126

wilsonville, or 97070

Via EDGAR

August 8, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Kevin Vaughn

Re:	Xzeres Corporation Item 4.01 Form 8-K dated July 25, 2014 Filed August 6, 2014 File No. 000-54742

Dear Mr. Vaughn:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated August 8, 2014 by Kevin L. Vaughn, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Xzeres Corporation

/s/ Frank Greco

By:	Frank Greco
Chief Executive Officer

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